15047481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH., D.C. 201

| SEC FILE NUMBER |
|---|
| 8- 69213 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/27/2013 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glacier Point Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2102 Business Center Drive, Suite 280-B
(No. and Street)

Irvine, CA 92612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Seapy (949)467-9896
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AP 3/7

OD 3/10/15

## OATH OR AFFIRMATION

I, Richard Seapy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glacier Point Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange County
Subscribed and sworn to (or affirmed) before me on this 13 day of February, 2015 by Richard Seapy proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Amy L. Hagiu
Notary Public

Signature

Managing Director
Title

AMY L. HAGIU
Commission # 2028486
Notary Public - California
Los Angeles County
My Comm. Expires Jun 11, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Glacier Point Capital, LLC
# Report Pursuant to Rule 17a-5 (d)
# Financial Statements
# For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

To the Members of
Glacier Point Capital, LLC:

We have audited the accompanying statement of financial condition of Glacier Point Capital, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the period December 27, 2013 through December 31, 2014. These financial statements are the responsibility of Glacier Point Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glacier Point Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the period December 27, 2013 through December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Glacier Point Capital, LLC's financial statements. The supplementary information is the responsibility of Glacier Point Capital, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland

**Glacier Point Capital, LLC**
**Statement of Financial Condition**
**December 31, 2014**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 199,651 |
| Receivable from clearing organizations | | 2,678 |
| Accounts receivable | | 1,003 |
| Deposits and prepaids | | 1,877 |
| Organizational costs | | 279 |
| **Total assets** | $ | 205,488 |

**Liabilities and Members' Equity**

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 190 |
| **Total liabilities** | | 190 |

Commitments and contingencies

**Members' equity**

| | | |
|---|---|---|
| Members' equity | | 205,298 |
| **Total members' equity** | | 205,298 |
| **Total liabilities and members' equity** | $ | 205,488 |

*The accompanying notes are an integral part of these financial statements.*

# Glacier Point Capital, LLC
## Statement of Operations
### For the Period December 27, 2013 through December 31, 2014

| | |
|---|---|
| **Revenues** | |
| Management fees | $ 18,881 |
| Interest and other income | 103 |
| **Total revenues** | 18,984 |
| **Expenses** | |
| Commission expense | 2,000 |
| Occupancy | 11,428 |
| Professional fees | 4,075 |
| Other operating expenses | 8,898 |
| **Total expenses** | 26,401 |
| **Net income (loss) before income tax provision** | (7,417) |
| **Income tax provision** | 648 |
| **Net income (loss)** | $ (8,065) |

*The accompanying notes are an integral part of these financial statements.*

**Glacier Point Capital, LLC**

**Statement of Changes in Members' Equity**

**For the Period December 27, 2013 through December 31, 2014**

| | | Members' Equity |
|---|---|---|
| **Balance at December 27, 2013** | $ | 58,050 |
| Capital contributions | | 155,313 |
| Net income (loss) | | (8,065) |
| **Balance at December 31, 2014** | $ | 205,298 |

*The accompanying notes are an integral part of these financial statements.*

**Glacier Point Capital, LLC**

**Statement of Cash Flows**

**For the Period December 27, 2013 through December 31, 2014**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ (8,065) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Amortization | $ 1,226 | |
| (Increase) decrease in assets: | | |
| Deposit with clearing organization | 50,000 | |
| Receivable from clearing organizations | (1,464) | |
| Accounts receivable | (1,003) | |
| Deposits and prepaids | (683) | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 190 | |
| Net adjustments | | 48,266 |
| **Net cash provided by (used in) operating activities** | | 40,201 |
| **Net cash provided by (used in) in investing activities** | | - |
| **Cash flow from financing activities:** | | |
| Proceeds from capital contributions | 155,313 | |
| **Net cash provided by (used in) financing activities** | | 155,313 |
| **Net increase (decrease) in cash** | | 195,514 |
| **Cash at beginning of year** | | 4,137 |
| **Cash at end of year** | | $ 199,651 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 648 | |

*The accompanying notes are an integral part of these financial statements.*

# Glacier Point Capital, LLC
## Notes to Financial Statements
## December 31, 2014

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Glacier Point Capital, LLC (the "Company") was organized in the State of California on July 1, 2008. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

FINRA approved the Company as a Broker-Dealer on December 27, 2013. These financial statements cover the period December 27, 2013 through December 31, 2014.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including investment advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Management fee income is recognized as earned, along with corresponding expenses according the their client's engagement contracts.

The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

## Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects on the Company's income or loss are passed through to its members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2014, the income tax provision consists of the $800 minimum franchise tax and a refund from a prior period.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three year prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed and state taxing authorities have not proposed any adjustment to the Company's tax position.

## Note 3: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balance which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2014 was $0, however, the Company did have an agreement in place which ended January 15, 2015.

## Note 4: RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2014, the receivable from clearing organizations of $2,678 are pursuant to these clearing agreements.

## Note 5: ORGANIZATIONAL COSTS

The company capitalized its original startup costs and is amortizing them over 7 years. Amortization expense for the year was $1,226, and is included in other operating expenses.

## Note 6: CHANGE IN OWNERSHIP

In November of 2014, the company's members sold their ownership to another entity. As of the date of these financial statements, the change in ownership had not been approved by FINRA. The company has limited its operations until the new owner is approved and can run the company's operations. These financial statements contain no adjustments for this change in ownership.

## Note 7: COMMITTMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2014 or during the period December 27, 2013 through December 31, 2014.

## Note 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the period December 27, 2013 through December 31, 2014.

## Note 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") hasestablished the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

## Note 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $203,142 which was $198,142 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $190 to net capital was 0.09to 1, which is less than the 15 to 1 maximum allowed.

**Glacier Point Capital, LLC**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2014**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Members' equity | $ 205,298 | |
| **Total members' equity** | | $ 205,298 |
| Less: Non-allowable assets | | |
| Deposits and prepaids | (1,877) | |
| Organizational costs | (279) | |
| **Total non-allowable assets** | | (2,156) |
| **Net capital** | | 203,142 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 13 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $ 198,142 |
| Ratio of aggregate indebtedness to net capital | 0.09 : 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

*See independent auditor's report*

**Glacier Point Capital, LLC**
**Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2014**

A computation of reserve requirements is not applicable to Glacier Point Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**Glacier Point Capital, LLC**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Period June 1, 2014 through December 31, 2014**

**Glacier Point Capital, LLC**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2014**

Information relating to possession or control requirements is not applicable to Glacier Point Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

# Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Glacier Point Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Glacier Point Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Glacier Point Capital, LLC stated that Glacier Point Capital, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. Glacier Point Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glacier Point Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2015

February 13, 2015

# Assertions Regarding Exemption Provisions

We, as members of management of Glacier Point Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph: (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period June 1, 2014 through December 31, 2014.

**Glacier Point Capital, LLC**

By:

Richard Seapy, Managing Director

2/13/15
Date